SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________ to ___________________________________________

Commission file number ____________________

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan and its address and phone number)

SPAR Group, Inc.

333 Westchester Avenue, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan's Sponsor and its address and phone number)

(a)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm
Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2013 and 2012
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2013 and 2012
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2013

(b)	Exhibits

23.1	Consent of BDO USA, LLP (as filed herewith).
23.2	Consent of Rehmann Robson, LLC (as filed herewith).

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2013 and 2012

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

Supplementary Information as of December 31, 2013

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors

Spar Group, Inc. and Subsidiaries

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

We have audited the accompanying statement of net assets available for benefits of the SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Troy, Michigan

July 15, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors

Spar Group, Inc. and Subsidiaries

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

We have audited the accompanying statement of net assets available for benefits of SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ REHMANN ROBSON, LLC

Troy, Michigan

July 15, 2013

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2013	2012
ASSETS

Investments at fair value
Mutual funds	$5,459,601	$4,597,868
Money market fund	810,058	625,424
Common stock fund	1,453,938	1,279,033

Total investments at fair value	7,723,597	6,502,325

Receivables
Employer contribution	99,022	83,686
Notes receivable from participants	99,340	91,873

Total receivables	198,362	175,559

Cash	10,101	5,790

Total assets	7,932,060	6,683,674

LIABILITIES

Excess contributions payable	-	29,069

Net assets available for benefits	$7,932,060	$6,654,605

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2013	2012
Additions to net assets attributed to Contributions
Participant	$535,952	$428,016
Employer	99,022	83,686
Rollovers	80,706	-

Total contributions	715,680	511,702

Investment Income
Dividend and interest income	73,602	71,039
Net appreciation in Fair Value of Investments	1,034,697	994,772

Total Investment Income	1,108,299	1,065,811

Interest income - notes receivable from participants	3,327	3,395

Total additions	1,827,306	1,580,908

Deductions from net assets attributed to
Benefits paid to participants	544,721	797,390
Administrative and other expenses	5,130	1,500

Total deductions	549,851	798,890

Net increase in Net Assets Available for Benefits	1,277,455	782,018

Net assets available for benefits, beginning of year	6,654,605	5,872,587

Net assets available for benefits, end of year	$7,932,060	$6,654,605

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SPAR Group, Inc. 401(k) Profit Sharing Plan , (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a voluntary multiple employer defined contribution plan covering employees of SPAR Group, Inc., SPAR, Inc., SPAR Burgoyne Retail Services, Inc., SPAR Marketing Force, Inc., SPAR Infotech, Inc., SPAR Management Services, Inc., SP/R, Inc., and National Assembly Service (the “Companies” or individually the “Employer”) aged twenty-one years, or older, who have completed 30 days of service as defined by the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 100% of their annual compensation as defined in the Plan agreement up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Employer, at its discretion, may contribute 25% of the employees' contribution, up to a maximum of 6% of a participant's eligible wages for participants who have completed 1,000 hours of service as defined by the Plan agreement. Employer discretionary matching contributions totaled $99,022 and $83,686 for the years ended December 31, 2013 and 2012, respectively. The Employer, at its discretion, may make an additional profit sharing contribution to the Plan at an amount equal to a percentage of the participants’ annual compensation for participants who have completed 1,000 hours of service as defined by the Plan agreement. There were no additional profit sharing contributions for the years ended December 31, 2013 or 2012. Participants direct the investment of their contributions and any employer matching or discretionary contributions, into various investment options offered by the Plan. The Plan currently offers 25 mutual funds, a money market fund and SPAR Group, Inc. common stock fund as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for the years ended December 31, 2013 and 2012 are net of payments of $0 and $29,069, respectively to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Those amounts are recognized in the Plan's Statements of Net Assets Available for Benefits as “excess contributions payable” as of December 31, 2013 and 2012.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company’s matching contribution, if any, and an allocation of (a) the Company’s profit sharing contribution (when made), (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SPAR GROUP, INC. 401 (k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching or discretionary contributions vest at a rate of 20% per year, beginning after the second year of service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount of any loan shall not equal less than $1,000. The notes receivable are secured by the balance in the participant’s account and bear interest of 3.25% which is commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions and the term of loan shall not exceed five years.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the participant’s vested interest in his or her account or installment payments, as defined by the Plan agreement. For termination of service or for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to pay plan administration expenses and to reduce future employer cash contributions with any remaining amounts allocated among the accounts of participants. At December 31, 2013 and 2012, no forfeitures were used to offset Plan administrative expenses or employer match. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $6,702 and $5,960, respectively.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting and legal, are paid by the Companies and qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees for custodial and recordkeeping services are paid by the Plan and the Plan Sponsor. Participants are charged directly for notes receivable fees and fees related to certain distribution types.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment advisor and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

2.       INVESTMENTS

Participants may invest in certain investments offered by Frontier Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Spar Group, Inc. and interest-bearing cash. At December 31, 2013 and 2012, the Plan held 1,178,232 and 1,155,404 unitized shares of Spar Group, Inc. stock fund with fair values of $1,453,938 and $1,279,033, respectively. As December 31, 2013 and 2012, the Spar Group, Inc. stock fund consisted of 724,839 and 714,136 shares, respectively, of Spar Group, Inc. common shares valued at $1,435,181 and $1,249,738, respectively. Also, at December 31, 2013 and 2012, respectively, the fund contained $18,757 and $29,295 of interest bearing cash.

For risks and uncertainties regarding investment in Spar Group, Inc. common stock, participants should refer to the Spar Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

	2013	2012
Investments at fair value
Mutual funds
Gabelli Asset Fund	$1,106,613	$941,599
Oppenheimer Equity Income Fund A	769,551	585,375
Neuberger Berman Genesis Fund	471,420	387,627
Franklin Growth Fund	459,115	*
Virtus Foreign Opportunities Fund A	455,884	*
BlackRock Capital Appreciation Fund A	*	367,253
Oppenheimer International Bond Fund A	*	401,030
Managers AMG Chicago Equity Partner Bal Fund A	*	378,095

Money market fund
Oppenheimer Cash Reserves Fund A	810,058	625,424
Common stock fund
SPAR Group, Inc. common stock fund	1,453,938	1,279,033
Total	$5,526,579	$4,965,436

*     Investment did not represent more than 5% of the Plan’s net assets available for benefits at end of the applicable year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the years ended December 31:

	2013	2012
Investments at fair value
Mutual funds	$893,805	$512,678
SPAR Group, Inc. common stock fund	140,892	482,094

Net appreciation	$1,034,697	$994,772

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.       FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures , are described as follows:

Level 1 :	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 :	Inputs to the valuation methodology include:
	●	quoted prices for similar assets or liabilities in active markets;
	●	quoted prices for identical or similar assets or liabilities in inactive markets;
	●	inputs other than quoted prices that are observable for the asset or liability; and
	●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 :	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Shares held in mutual funds are valued at quoted market prices in an active market that represent the net asset value (“NAV”) of shares held by the Plan at year-end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Money market fund: Shares held in the money market fund invests in a variety of money market instruments to seek current income are comprised of high-quality dollar-denominated debt securities with individual maturities of 13 months or less and an average maturity of 75 days or less. The composition of securities is structured to maintain a value of $1 per share and are classified as Level 1 since it is in the active market.

Common stock fund: SPAR Group, Inc. common stock fund is valued at the unitized value, or NAV, as of year-end. The unitized value is computed based upon the daily closing market value of the security plus cash holdings divided by the outstanding units of the Plan and is classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2013	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$2,024,276	$-	$-	$2,024,276
Growth funds	1,882,497	-	-	1,882,497
Bond funds	569,656	-	-	569,656
Value funds	983,172	-	-	983,172

Total mutual funds	5,459,601	-	-	5,459,601

Money market fund	810,058	-	-	810,058
SPAR Group, Inc. common stock fund	-	1,453,938	-	1,453,938

Total investments at fair value	$6,269,659	$1,453,938	$-	$7,723,597

2012	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$1,806,496	$-	$-	$1,806,496
Growth funds	1,605,385	-	-	1,605,385
Bond funds	592,913	-	-	592,913
Value funds	593,074	-	-	593,074

Total mutual funds	4,597,868	-	-	4,597,868

Money market fund	-	625,424	-	625,424
SPAR Group, Inc. common stock fund	-	1,279,033	-	1,279,033

Total investments at fair value	$4,597,868	$1,904,457	$-	$6,502,325

For the year ended December 31, 2013, as a result of significant observable inputs, the classification of the money market fund was changed from a Level 2 to Level 1 in the fair value hierarchy. The Plan’s policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. As such, the change in fair value classification and transfer to Level 1 is reported at the beginning of the reporting period.

 SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent) as of December 31:

	2013
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$1,453,938	$-	Daily	Daily

	2012
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$1,279,033	$-	Daily	Daily

4.       RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Frontier Trust Company and record keeping services are provided by Ascensus. Therefore, as defined by the Plan, these transactions qualify as party-in-interest. Fees paid by the Plan for custodial services amounted to $5,130 and $1,500 for the years ended December 31, 2013 and 2012, respectively. Fees paid by the Plan Sponsor for recordkeeping services amounted to $3,000 in both 2013 and 2012.

The Plan’s common stock fund as of December 31, 2013 and 2012 represents a party-in-interest investment. The 724,839 and 714,136 shares of Spar Group Inc. common stock held by the fund as of December 31, 2013 and 2012, respectively, represent approximately 3.5% of the Company’s total outstanding shares of common stock as of those dates.

5.       INCOME TAX STATUS

The IRS has determined and informed the Companies by a letter dated January 8, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2010.

6.       PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their accounts. Upon termination of the Plan, participant accounts will be distributed either in a lump sum, or subject to the Plan provisions as if the Plan had not been terminated.

7.       RISKS AND UNCERTAINTIES

The Plan invests in a money market fund and mutual funds, with underlying assets in various investment securities. The Plan also has an investment option in SPAR Group, Inc. common stock fund that has underlying assets of common stock and cash. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan is subject to review by certain regulatory authorities. Management does not believe that the effect of such reviews, if any, will have a significant impact on the Plan.

☐☐☐☐☐

SUPPLEMENTARY INFORMATION

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

PLAN #001

EIN #33-0684451

	(b) Identity of Issue,	(c) Description of Investment, Including Maturity Date,	(d) Cost	(e) Current Value
	Borrower, Lessor, or	Rate of Interest, Collateral,
(a)	Similar Party	Par or Maturity Value

	Mutual funds
	Gabelli	Gabelli Asset Fund, 16,944 shares	a	$1,106,613
	Franklin	Franklin Growth Fund A, 7,045 shares	a	459,115
	Ivy	Ivy Asset Strategy Fund Y, 519 shares	a	16,648
	Victory	Victory Established Value Fund A, 4,775 shares	a	164,381
	Putnam	Putnam US Government Income Fund A, 5,286 shares	a	70,098
	Sentinel	Sentinel Small Company Fund A, 7,953 shares	a	55,112
	Virtus	Virtus Emerging Mkts Opps Fund A, 27 shares	a	249
	Prudential	Prudential Jennison Mid Cap Growth Income Fund A, 44 shares	a	1,695
	Delaware	Delaware Select Growth Fund A, 125 shares	a	6,385
	PIMCO	PIMCO Total Return Fund R, 10,870 shares	a	116,197
	Neuberger	Neuberger Berman Genesis Fund, 14,320 shares	a	471,420
	Oppenheimer	Oppenheimer Equity Income Fund A, 24,438 shares	a	769,551
	Columbia	Columbia Acorn International Fund, 8,042 shares	a	329,233
	Virtus	Virtus Foreign Opportunities Fund A, 16,675 shares	a	455,884
	BlackRock	BlackRock Global Allocation Fund A, 15,483 shares	a	330,254
	Oppenheimer	Oppenheimer International Bond Fund A, 61,941 shares	a	376,601
	AMG	AMG Chicago Equity Partner Bal Fund A, 22,087 shares	a	334,170
	Oppenheimer	Oppenheimer Global Opportunities Fund A, 2,455 shares	a	101,006
	PIMCO	PIMCO Real Return R, 345 shares	a	3,781
	BlackRock	BlackRock Equity Dividend A, 1,274 shares	a	30,924
	JP Morgan	JPMorgan Equity Index Fund A, 1,284 shares	a	50,773
	Allianz	Allianz NFJ International Value A, 792 shares	a	18,316
	Invesco	Invesco Developing Markets Fund A, 74 shares	a	2,396
	Principal	Principal SAM Flexible Income Fund A, 15,219 shares	a	185,819
	Eaton Vance	Eaton Vance Floating - Rate & High Income, 310 shares	a	2,980

	Total mutual funds			5,459,601

	Money market fund
	Oppenheimer	Oppenheimer Cash Reserves Fund A, 810,058 shares	a	810,058

	Common stock fund
*	SPAR Group, Inc.	SPAR Group, Inc. common stock fund, 1,178,232 units	a	1,453,938

	Total investments at fair value			7,723,597

*	Notes receivable from participants	Loans to participants with 3.25% interest rate secured by participants’ remaining account balances, maturing through 2018	-	99,340

	Total			$7,822,937

* - a party-in-interest as identified by ERISA

a - the cost of participant directed investments is not required to be disclosed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of White Plains, State of New York on July 15, 2014.

SPAR Group, Inc. 401(k) Profit Sharing Plan
(Name of Plan)

By:	/s/ Robert G. Brown
Name: Robert G. Brown
Title: Trustee

By:	/s/ William H. Bartels
Name: William H. Bartels
Title: Trustee

By:	/s/ James R. Segreto
Name: James R. Segreto
Title: Trustee